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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No. ____________)*

                          Lightning Rod Software, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                532244 10 0
                       _____________________________
                               (CUSIP Number)

                             Sheldon T. Fleck
               5720 Smetana Drive, Minnetonka, MN  55343
                             (952) 939-3945
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             April 28, 2000
                 _______________________________________
                  (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

Page 1 of 4 Pages

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Cusip No.                            13D                     Page 2 of 4 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sheldon T. Fleck
      ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [   ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.



NUMBER OF      7    SOLE VOTING POWER
SHARES              309,959 (includes 5,373 shares which may be purchased upon
BENEFICIALLY        exercise of currently exercisable options, 62,500 which may
OWNED BY            be purchased upon exercise   of currently exercisable
EACH                Warrants, and 46,875 shares which may be acquired upon
REPORTING           conversion of a loan).
PERSON
WITH           8    SHARED VOTING POWER
                    -0-

               9    SOLE DISPOSITIVE POWER
                    309,959 (This includes 5,373 shares which may be purchased upon exercise of currently exercisable options, 62,500 shares which may be purchased upon exercise of currently exercisable Warrants, and 46,875 shares which may be acquired upon conversion of a loan.)


               10   SHARED DISPOSITIVE POWER
                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      309,959 (This includes 5,373 shares which may be purchased upon exercise of currently exercisable options, 62,500 shares which may be purchased upon exercise of currently exercisable Warrants, and 46,875 shares which may be acquired upon conversion of a loan.)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%

14    TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTION BEFORE FILLING OUT!


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Cusip No.                            13D                     Page 3 of 4 Pages


Item 1. Security and Issuer.

This filing relates to Common Stock of Lightning Rod Software, Inc. (formerly CE Software Holdings, Inc.) (the "Company"), 7031 Ohms Lane, Suite 600, Minneapolis, MN 55439

Item 2. No Change

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Fleck purchased the shares of the Company's Common Stock and Warrants to Purchase Common Stock with personal funds.

Item 4. Purpose of Transaction.

        The shares of Common Stock and Warrants purchased by Mr. Fleck have been acquired for investment purposes. Mr. Fleck may make additional purchases of Common Stock either in the open market or in private transactions depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Fleck may decide in the future to sell all or part of his investments in the Company's Common Stock. Although the purchases of shares of Common Stock and Warrants have been made for investment, at some future time Mr. Fleck might decide that it is desirable to seek to acquire the Company or to seek to control or further influence the management and policies of the Company. At the present time Mr. Fleck has made no decision to seek to acquire the Company or to seek to control or further influence the management or policies of the Company.

Item 5. Interest in Securities of the Issuer.

        Mr. Fleck beneficially owns 309,959 shares of the Company's Common Stock, representing 9.4% of the shares of Common Stock which would be outstanding assuming conversion of loans and exercise of all options and Warrants held by Mr. Fleck. Of such shares, 195,211 are held directly by Mr. Fleck, 67,873 are obtainable upon exercise of options and Warrants which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D Amendment, and 46,875 may be acquired upon conversion of a loan. Mr. Fleck has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by him. Mr. Fleck effected the following transactions in the Company's Common Stock during the 60 days prior to the date of this Schedule 13D:


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                                                   Number     Price Per
Transaction                               Date     of Shares    Share

Exercise of options from private parties 4/12/00   24,000      $ 5.00
Exercise of director stock option        4/20/00      500      $4.375
Exercise of director stock option        4/20/00      347      $2.375
Exercise of director stock option        4/20/00      180      $ 4.50
Private purchase from Issuer             4/28/00   62,500 (1)  $ 8.00
Received pursuant to merger              4/28/00   28,984          (2)
Received pursuant to merger              4/28/00   46,875 (3)      (2)


(1) Acquired as part of Units, each Unit consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock.

(2) Acquired in connection with merger of ATIO Corporation USA, Inc.
    into Issuer.

(3) Reflects shares which may be acquired following the merger pursuant to conversion of a loan convertible into shares of the Issuer's Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         None.

Item 7. Material to be Filed as Exhibits.

         None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Dated:   May 8, 2000.

                                            /s/ Sheldon T. Fleck
                                            ______________________
                                            Sheldon T. Fleck